Exhibit 8.1

                                December __, 2002


Denny's Corporation
Denny's Holdings, Inc.
203 East Main Street
Spartanburg, South Carolina 29319

         Re:      Registration Statement on Form S-4 (File No. 333-_____)

Ladies and Gentlemen:

         We have acted as counsel to Denny's Corporation, a Delaware corporation ("Denny's Corporation"), and Denny's Holdings, Inc., a New York corporation ("Denny's Holdings"), in connection with the proposed offer to exchange up to $50,000,000 aggregate principal amount of registered 12 3/4% Senior Notes due 2007 to be jointly issued by Denny's Corporation and Denny's Holdings (the "new notes"), for up to $50,000,000 aggregate principal amount of outstanding unregistered 12 3/4% Senior Notes due 2007 of Denny's Corporation and Denny's Holdings (the "old notes"), pursuant to a Registration Statement on Form S-4 (File No. 333-_____) (as amended or supplemented, the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

         You have requested our opinion as to the material United States federal income tax consequences of the exchange offer. In preparing our opinion, we have examined and relied upon the Registration Statement and such other documents as we deemed necessary.

         Based upon and subject to the foregoing, we are of the opinion that the exchange of old notes for new notes pursuant to the exchange offer should not be considered a taxable exchange for federal income tax purposes because the new notes should not constitute a material modification of the terms of the old notes, and that the discussion in the Registration Statement under the heading "United States Federal Income Tax Considerations" sets forth our opinion concerning the material United States federal income tax consequences of the exchange of old notes for new notes pursuant to the exchange offer.

         The opinion set forth above is based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time, possibly with retroactive effect. We assume no obligation to revise or supplement this opinion in the event of any change in existing statutory, regulatory, or judicial authority. No tax ruling has been sought from the Internal Revenue Service ("IRS") with respect to any of the matters discussed herein. Unlike a ruling from the IRS, an opinion of counsel is not binding on the IRS. Hence, no assurance can be given that the opinion stated in this letter will not be successfully challenged by the IRS or that a court would reach the same conclusion.

         We consent to the filing of this opinion as an exhibit to the Registration Statement, to the incorporation by reference of this opinion letter into any Rule 462(b) Registration Statement that Denny's Corporation nd Denny's Holdings subsequently may file with the Securities and Exchange Commission and to the reference to this firm in the section entitled "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.